[Letterhead of Morton’s Retaurant Group, Inc.]

April 14, 2008

Via Edgar and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Claire Erlanger

Re:	Morton’s Restaurant Group, Inc.
Form 10-K for the year ended December 30, 2007
Filed March 3, 2008
File No. 001-12692

Dear Ms. Erlanger:

This letter is in response to the comments of the Staff set forth in its letter dated April 10, 2008 (the “Comment Letter”), concerning Form 10-K for the year ended December 30, 2007 filed by Morton’s Restaurant Group, Inc. (the “Company”). Attached is the Company’s response to your specific comment. For the convenience of the Staff, the Company has repeated the Staff’s comment in italics immediately above its response.

If you have any questions or comments or require further information, please do not hesitate to call me at (312) 755-4297.

Very truly yours,

/s/ RONALD M. DINELLA
Ronald M. DiNella
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Thomas J. Baldwin.
Chairman of the Board of Directors, Chief Executive Officer and President

Scott D. Levin
Senior Vice President, General Counsel and Secretary

Securities and Exchange Commission

April 14, 2008

Morton’s Restaurant Group, Inc.’s Response

Form 10-K for the year ended December 30, 2007

Audited Financial Statements

Consolidated Statements of Operation, page 47

1.	We note from your response to our prior comment 4 that you view this transaction as a one-time, non-recurring loss on the termination of an executory contract in connection with the IPO and believe that presentation as “other expense” is appropriate. However, we continue to believe that consistent with the treatment for its related prior management fees incurred, these costs to terminate the management agreement were incurred relative to your operations and classification as an operating expense within operating income appears appropriate as well for these costs.

Furthermore, we note that the “management agreement” section in your IPO filed on Form S-1 disclosed that the agreement was for an initial term expiring December 31, 2007. As the termination fee appears to have been paid to release the company from further obligation on this operating arrangement, the treatment as an operating expense appears appropriate. As cited, this treatment is consistent with the recognition of an operating expense on the early termination amounts associated with other items (e.g. lease, contracts, sale/write-off of assets, etc.) that were previously recognized within operating results. As previously requested, please revise your consolidated statement of operations in future filings to reclassify these costs from other expense to an operating expense.

The revision requested by the Staff will be made in future filings to reclassify the costs associated with the termination of the management agreement from other expense to an operating expense in our consolidated statement of operations.